                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  --------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 9)
                    Under the Securities Exchange Act of 1934

                         BLUE RIDGE REAL ESTATE COMPANY
                             BIG BOULDER CORPORATION
                             -----------------------
                                (Name of Issuer)

      Common Stock without par value, stated value $.30 per combined share
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                             096005 4 20 2 (common)
                              096005 4 10 3 (unit)
                              --------------------
                                 (CUSIP Number)

                                  Milton Cooper
                           Kimco Realty Services, Inc.
                             3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000
                              --------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Raymond Y. Lin, Esq.
                                Latham & Watkins
                                885 Third Avenue
                          New York, New York 10022-4802

                                  May 10, 2001
                              --------------------
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.         Name of Reporting Person

                    Kimco Realty Corporation

2.         Check The Appropriate Box If A Member of Group /_/

3.         SEC Use Only

4.         Source of Funds
                    AF

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) /_/

6.         Citizenship or Place of Organization
                    Maryland

                    7.       Sole Voting Power
                                      0
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                              842,640
Reporting Person
With                9.       Sole Dispositive Power
                                      0

                    10.      Shared Dispositive Power
                                      842,640

11.        Aggregate Amount Beneficially Owned By Each Reporting Person
                    842,640

12.        Check Box if The Aggregate Amount In Row (11) Excludes Certain
           Shares /X/
           (excludes Shares held by KC Holdings, Inc. and Milton Cooper)

13.        Percent Of  Class Represented By Amount In Row (11)
                    43.8%

14.        Type of Reporting Person
                    CO

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.         Name of Reporting Person
                    Kimco Realty Services, Inc.

2.         Check The Appropriate Box If A Member of Group /_/

3.         SEC Use Only

4.         Source of Funds
                    WC

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) /_/

6.         Citizenship or Place of Organization
                    Delaware

                    7.       Sole Voting Power
                                      0
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                              842,640
Reporting Person
With                9.       Sole Dispositive Power
                                      0

                    10.      Shared Dispositive Power
                                      842,640

11.        Aggregate Amount Beneficially Owned By Each Reporting Person
                    842,640

12.        Check Box if The Aggregate Amount In Row (11) Excludes Certain
           Shares /X/
           (excludes Shares held by KC Holdings, Inc. and Milton Cooper)

13.        Percent Of  Class Represented By Amount In Row (11)
                    43.8%

14.        Type of Reporting Person
                    CO

                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.         Name of Reporting Person
                    KC Holdings, Inc.

2.         Check The Appropriate Box If A Member of Group /_/

3.         SEC Use Only

4.         Source of Funds
                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) /_/

6.         Citizenship or Place of Organization
                    Delaware

                    7.       Sole Voting Power
                                      67,803
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                              0
Reporting Person
With                9.       Sole Dispositive Power
                                      67,803

                    10.      Shared Dispositive Power
                                      0

11.        Aggregate Amount Beneficially Owned By Each Reporting Person
                    67,803

12.        Check Box if The Aggregate Amount In Row (11) Excludes Certain
           Shares /X/
           (excludes Shares held by Kimco Realty Services, Inc. and Milton
           Cooper)

13.        Percent Of  Class Represented By Amount In Row (11)
                    3.5%

14.        Type of Reporting Person
                    CO

                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.         Name of Reporting Person
                    Milton Cooper

2.         Check The Appropriate Box If A Member of Group /_/

3.         SEC Use Only

4.         Source of Funds
                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) /_/

6.         Citizenship or Place of Organization
                    U.S.A.

                    7.       Sole Voting Power
                                      153,893
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                              0
Reporting Person
With                9.       Sole Dispositive Power
                                      153,893

                    10.      Shared Dispositive Power
                                      0

11.        Aggregate Amount Beneficially Owned By Each Reporting Person
                    153,893

12.        Check Box if The Aggregate Amount In Row (11) Excludes Certain
           Shares /X/
           (excludes Shares held by Kimco Realty Services, Inc. and KC Holdings, Inc.)

13.        Percent Of  Class Represented By Amount In Row (11)
                    8.0%

14.        Type of Reporting Person
                    IN

         This Amendment No. 9 amends and supplements the Schedule 13D filed on January 21, 1986, as previously amended by Amendments No. 1 through 8 thereto (as amended, the "Schedule 13D"), filed by Milton Cooper, KC Holdings, Inc. and Kimco Realty Services, Inc. as follows and adds Kimco Realty Corporation ("Kimco") as a Reporting Person (unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the
Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect):

Item 2.  Identity and Background

                  (a)-(c), (f) This statement is being filed by Kimco Realty Corporation ("Kimco"), Kimco Realty Services, Inc. ("Services"), KC Holdings, Inc. ("KC Holdings") and Milton Cooper (each, a "Reporting Person" and, collectively, the "Reporting Persons"). Kimco acquired all of the outstanding voting common stock of Services as of January 1, 2001, and is therefore being added as a Reporting Person.

                  Kimco, a Maryland corporation, owns, operates and manages neighborhood and community shopping centers in 41 states. It intends to operate as a Real Estate Investment Trust (a "REIT") for federal income tax purposes. Kimco owns all of the outstanding voting common and non-voting preferred stock of Services, which has filed to be qualified as a taxable REIT subsidiary. Kimco's principal place of business is 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020.

                  Mr. Cooper is the Chairman of the Board and Chief Executive Officer of Kimco and a Director and the President of each of Services and KC Holdings. As of January 1, 2001, Mr. Cooper sold all of the outstanding voting common stock of Services owned by him to Kimco. His business address is c/o Kimco Realty Corporation, 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020. Mr. Cooper's principal business is as Chief Executive Officer of Kimco. He is a United Stated citizen.

                  Information with respect to the executive officers and directors of Kimco, Services and KC Holdings, other than Mr. Cooper, required by Instruction C of Schedule 13D is set forth on Schedule I hereto and incorporated herein by reference.

                  (d) and (e). During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person named on Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

                  On January 15, 2001 and May 10, 2001, Services purchased 2,000 and 116,346 Shares, respectively, for $10.50 per Share in cash in separate, privately negotiated transactions. The funds to purchase the aggregate 118,346 Shares, totaling $1,242,633, were obtained from Services' working capital.

Item 5.    Interest in Securities of the Issuer

                  (a)-(b) Services beneficially owns 842,640 Shares, or approximately 43.8% of the outstanding Shares. Kimco, by virtue of its ownership of all of the outstanding voting common stock of Services, may be deemed to be the beneficial owner of all Shares reported as beneficially owned by Services.

                  KC Holdings beneficially owns 67,803 Shares, or approximately 3.5% of the outstanding Shares.

                  Mr. Cooper beneficially owns 153,893 Shares, or approximately 8%, of the outstanding Shares. Such number of Shares does not include 714 Shares held by a trust for which Mr. Cooper serves as a trustee (see footnote (1) to Schedule 1) or 67,803 Shares held by KC Holdings, as to each of which Mr. Cooper disclaims beneficial ownership. Although Mr. Cooper is a Director and the President of KC Holdings and owns approximately 7.7% of the capital stock of KC Holdings, he disclaims beneficial ownership of the 67,803 Shares held by KC Holdings.

                  The percentages stated in this section are based on 1,923,784 Shares reported by the Companies to be outstanding as of December 31, 2000 in the Companies' Quarterly Report (Form 10-Q) filed February 14, 2001.

                  Each Reporting Person has sole power to vote, or direct the vote, and to dispose of, or direct the disposition of, all Shares reported as beneficially owned by it or him, except that Kimco, as the owner of all of the outstanding voting common stock of Services, may be deemed to have the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services.

                  Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities owned by the other Reporting Person, or that such Reporting Persons constitute a "group" either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership and "group" designation are expressly disclaimed.

                  (c) Except for the purchase on May 10, 2001 by Services of 116,346 Shares for $10.50 per Share in cash in a privately negotiated transaction, no transactions in Shares have been effected by or for the account of any of the Reporting Persons during the past sixty days.

Item 7.    Material to be Filed as Exhibits

                  An Amended and Restated Joint Filing Agreement is attached hereto as Exhibit 1.

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                                   SCHEDULE I

         Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Kimco, Services and KC Holdings, other than Milton Cooper, for whom such information is contained in Items 2 and 5 of the Schedule 13D. Unless otherwise indicated, the current business address of each person is c/o Kimco Realty Corporation 3333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11042-0020. Each such person is a citizen of the United States of America.

1.       Executive Officers & Directors of Kimco.

                                                                                               Shares Beneficially
                 Name                            Principal Occupation or Employment                    Owned
                 ----                            ----------------------------------                    -----
Martin S. Kimmel                         Director, Chairman (Emeritus) of the Board of                 3,456(1)
                                         Directors

Michael J. Flynn                         Vice Chairman of the Board of Directors, President           36,100(2)
                                         and Chief Operating Officer of Kimco

Richard G. Dooley                        Director of Kimco; Consultant to Massachusetts                 -0-
c/o Massachusetts Mutual Life            Mutual Life Insurance Company
Insurance Company
1295 State Street
Springfield, Mass. 01111

Joe Grills                               Director of Kimco; Chief Investment Officer for                -0-
11479 Twin Mountains Road                the IBM Retirement Funds, 1986-1993
Clifton, VA 22733

Frank Lourenso                           Director of Kimco; Executive Vice President of                 -0-
c/o The Chase Manhattan Bank             J.P. Morgan
270 Park Avenue
New York, NY 10017

Thomas A. Caputo                         Executive Vice President of Kimco                              -0-

Glenn G. Cohen                           Vice President and Treasurer of Kimco                          -0-

Joseph V. Denis                          Vice President, Construction of Kimco                          -0-

Jerald Friedman                          Executive Vice President of Kimco                              -0-

David Henry                              Chief Investment Officer of Kimco                              -0-

--------

1 Does not include 714 Shares held by a trust for Mr. Kimmel's son, for which Milton Cooper and Arthur Friedman serve as trustees. Mr. Cooper and Mr. Friedman each disclaim beneficial ownership of such Shares.

2 Includes currently exercisable options to purchase 35,000 Shares held by Mr. Flynn as Chairman of the Board of the Companies.

Bruce M. Kauderer                        Vice President, Legal and Secretary of Kimco                   -0-

Mitchell Margolis                        Vice President - Chief Information Officer of Kimco            -0-

Robert Nadler                            President -- Midwest Division of Kimco                         -0-

Michael V. Pappagallo                    Chief Financial Officer of Kimco                               -0-

Josh Smith                               President -- Western Division of Kimco                         -0-

Joel Yarmak                              Vice President - Financial Operations of Kimco                 -0-

2.       Executive Officers & Directors of Services.

                                                                                               Shares Beneficially
                 Name                            Principal Occupation or Employment                    Owned
                 ----                            ----------------------------------                    -----
Martin Kimmel                            Director of Services(3)                                      3,456(1)

Sol Denbaum                              Director of Services; Vice President - Maintenance             -0-
                                         (retired) of Kimco

Arthur Friedman                          Director and Secretary of Services; Certified                  -0-(1)
                                         Public Accountant

Michael V. Pappagallo                    Chief Financial Officer(3)                                     -0-

3        Executive Officers & Directors of KC Holdings.

                                                                                               Shares Beneficially
Name                                             Principal Occupation or Employment(3)                 Owned
----                                             -------------------------------------                 -----
Martin S. Kimmel                         Director of KC Holdings                                      3,456(1)

Michael J. Flynn                         Vice President                                                 -0-

Glenn G. Cohen                           Vice President and Treasurer                                   -0-

Bruce M. Kauderer                        Vice President and Secretary                                   -0-

Michael V. Pappagallo                    Vice President Chief Financial Officer                         -0-

--------

3 Set forth are the positions held by such individuals of Services or KC
  Holdings, as applicable. The principal occupation or employment of each such individual is as set forth under "1. Executive Officers & Directors of Kimco."

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                                    SIGNATURE

         After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                Kimco Realty Corporation


                                                By:  /s/ Milton Cooper
                                                    ----------------------------
                                                Name: Milton Cooper
                                                Title: Chief Executive Officer


                                                Kimco Realty Services, Inc.


                                                By:  /s/ Milton Cooper
                                                    ----------------------------
                                                Name: Milton Cooper
                                                Title: President


                                                KC Holdings, Inc.


                                                By:  /s/ Milton Cooper
                                                    ----------------------------
                                                Name: Milton Cooper
                                                Title: President



                                                /s/ Milton Cooper
                                                --------------------------------
                                                Milton Cooper
Dated:  May 17, 2001

                                  EXHIBIT INDEX

Exhibit                                                             Page Number
-------                                                             -----------

Exhibit 1.  Amended and Restated Joint Filing Agreement             12

                                    EXHIBIT 1

                   AMENDED AND RESTATED JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on
Schedule 13D (including amendments thereto) with respect to the common stock without par value, stated value $.30 per combined share (the "Shares"), of (i) Blue Ridge Real Estate Company and (ii) Big Boulder Corporation, both Pennsylvania corporations, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 17th, day of May 2001.

                                         KIMCO REALTY CORPORATION


                                         By:   /s/ Milton Cooper
                                               --------------------------------
                                               Name: Milton Cooper
                                               Title: Chief Executive Officer


                                         KIMCO REALTY SERVICES, INC.


                                         By:   /s/ Milton Cooper
                                               --------------------------------
                                               Name: Milton Cooper
                                               Title: President


                                               KC HOLDINGS, INC.


                                         By:   /s/ Milton Cooper
                                               --------------------------------
                                               Name: Milton Cooper
                                               Title: President


                                                /s/ Milton Cooper
                                               --------------------------------
                                               Milton Cooper